Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS ANNOUNCES INITIATION OF A NATIONAL CANCER INSTITUTE SPONSORED PHASE II CLINICAL TRIAL OF GTI-2040

- Combines GTI-2040 with Docetaxel and Prednisone in Hormone Refractory Prostate Cancer -

TSX:    LOR

AMEX:    LRP

TORONTO, CANADA, November 18, 2004 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the initiation of a clinical trial of its antisense drug, GTI-2040, in combination with docetaxel and prednisone in hormone refractory prostate cancer (HRPC) at Princess Margaret Hospital in Toronto.

This is the sixth, in a series of six, clinical trial studies sponsored and funded by the US National Cancer Institute (NCI) under a Clinical Trials Agreement between Lorus and the Cancer Therapy Evaluation Program (CTEP) of the Division of Cancer Treatment and Diagnosis, NCI.  CTEP is a government program that supports the clinical development and evaluation of novel anticancer compounds.

The study also includes detailed assessments of metastatic disease, pharmacokinetic and pharmacodynamic parameters.  This trial follows the successful completion and evaluation of the dose optimization stage of another NCI-sponsored trial at Princess Margaret Hospital, which established a safe recommended Phase II dose for GTI-2040 and docetaxel in combination for non-small cell lung cancer and prostate cancer.  In addition to HRPC, the decision was made to proceed with the Phase II efficacy stage in the above study of GTI-2040 combined with docetaxel in non-small cell lung cancer.

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The median survival of patients with metastatic prostate cancer is only two to three years and previously available therapies for HRPC have provided only palliative benefit.  Consequently, there is dire need for new therapies.

The Phase II clinical trial in prostate cancer will establish the efficacy of a combination of GTI-2040, docetaxel and prednisone in HRPC patients with particular attention to the prostate specific antigen (PSA) response.  PSA is a widely used measure for evaluation of disease status and progression.

The study, under the direction of Dr Malcolm Moore at Princess Margaret Hospital as principal investigator, will also be extended to the following four Canadian sites: the Hamilton Regional Cancer Centre, London Regional Cancer Centre, Ottawa Regional Cancer Centre, and the British Columbia Cancer Agency at Vancouver General Hospital.

GTI-2040 binds to the messenger RNA that encodes the R2 component of ribonucleotide reductase, an enzyme essential for DNA synthesis and cell proliferation.  The R2 component is elevated in many tumors and may also play a role in tumor progression as a signal molecule in a molecular pathway important in determining malignancy.

GTI-2040 has demonstrated strong antitumor and anti-metastatic activity in preclinical models and is in clinical development for several different tumors.

Other ongoing GTI-2040 clinical trials involving different combinations with chemotherapies conducted under the NCI-CTEP program, include studies in non-small cell lung cancer noted above, breast cancer, colorectal cancer, acute myeloid leukemia, along with a pharmacodynamic study in a variety of solid tumors.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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